

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-12935**

Dear Mr. Allen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director